

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Learned J. Hand
Chief Executive Officer
Wellstone Filter Sciences, Inc.
300 Market Street, Suite 130-13
Chapel Hill, NC 27516

      Re: Wellstone Filter Sciences, Inc.
              Item 4.01 Form 8-K
              File No. 000-28161
              Filed March 4, 2010

Dear Mr. Hand:

      We have completed our review of your filing and do not have any further comments at this time.

                  Sincerely,

                  Lyn Shenk
                  Branch Chief